Westpac Capital Markets LLC

Statement of Financial Condition
September 30, 2025

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SEC FILE NUMBER
8-69113

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 10/01/2024 (MM/DD/YY) AND ENDING 09/30/2025 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Westpac Capital Markets LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

390 Park Avenue, 14th Floor
(No. and Street)

New York	NY	10022
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Michael Glynn	(212) 751-4422	mglynn@dfppartners.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

KPMG LLP
(Name – if individual, state last, first, and middle name)

Two Manhattan West, 9th Avenue	New York	NY	10001
(Address)	(City)	(State)	(Zip Code)

10/20/2003	185
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Mark van der Griend _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of _____Westpac Capital Markets LLC_____, as of _30 September_____, 2025__, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _____

Title:
Chief Executive Officer, Westpac Capital Markets LLC

This filing** contains (check all applicable boxes):

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a 5(e)(3) or 17 CFR 240.18a 7(d)(2), as applicable.

Westpac Capital Markets LLC
Contents
September 30, 2025



KPMG LLP
Two Manhattan West
375 9th Avenue, 17th Floor
New York, NY 10001

Report of Independent Registered Public Accounting Firm

To the Board of Managers and Member of Westpac Capital Markets LLC:
Westpac Capital Markets LLC:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Westpac Capital Markets LLC (the Company) as of September 30, 2025, and the related notes (collectively, the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of September 30, 2025, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.



We have served as the Company's auditor since 2025.

New York, New York
November 20, 2025

Westpac Capital Markets LLC
Statement of Financial Condition
Year Ended September 30, 2025

Assets

Cash	$	44,181,758
Fail to deliver		94,651,369
Accounts receivable customer		4,167,373
Deferred tax asset		281,963
Fees receivable		178,627
Income taxes receivable		169,472
Prepaid expenses		4,187
Total Assets	$	143,634,749

Liabilities and Member's Equity

Liabilities

Accounts payable customer	$	94,651,369
Fail to receive		4,167,373
Income taxes payable		701,147
Due to affiliate		634,815
Due to others		58,425
Total Liabilities	$	100,213,129

Commitments and Contingencies (Note 6)

Member's Equity		43,421,620
Total Liabilities and Member's Equity	$	143,634,749

The accompanying notes are an integral part of these financial statements.

Westpac Capital Markets LLC
Notes to Statement of Financial Condition
September 30, 2025

1. Business

Westpac Capital Markets LLC ("the Company"), a Delaware limited liability company, was incorporated on June 7, 2012. The Company is a registered broker-dealer under the Securities Exchange Act of 1934 and became a member of the Financial Industry Regulatory Authority ("FINRA") on January 15, 2013. The Company operates as an underwriter or selling group participant and is a chaperoning broker-dealer involved in the brokerage of Australian and New Zealand interest rate and credit fixed income products to institutional clients. The Company executes, clears and settles all securities transactions through Westpac Banking Corporation ("The Parent Bank"), as permitted by Securities and Exchange Commission ("SEC") Rule 15a-6.

The Company is a wholly owned subsidiary of Westpac Capital Markets Holding Corporation ("the Parent"), a Corporation registered in Delaware. The Parent is wholly owned by Westpac Overseas Holdings Pty Limited, a company organized in Australia (the "Indirect Owner"), which is wholly owned by the Parent Bank, also organized in Australia. Westpac Banking Corporation's New York Branch ("the Branch") is a branch office of the Parent Bank and is located in New York City.

2. Significant Accounting Policies

Basis of Presentation

The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash

The Company considers demand deposits accounts to be cash. Cash consists of cash deposits held in an account at a major financial institution and therefore are subject to credit risk at the financial institution. The amount on deposit at this institution exceeds the maximum balance insured by the Federal Deposit Insurance Corporation ("FDIC"). However, the Company has not experienced any losses in such account and does not believe there to be any significant credit risk with respect to this deposit.

The Company earns interest on deposit at its bank.

Income Taxes

The Company is a single member limited liability company which checks-the-box to be treated as a corporation for U.S. tax purposes. The Company files together with the Parent's consolidated Federal tax return. For New York State and New York City, California and Illinois purposes the Company files as a member of the combined income/franchise tax returns of the New York Branch. Pursuant to tax sharing agreements, the Company settles taxes payable/receivable with the tax authorities on behalf of the Parent for its Federal tax return. For State and Local purposes, the Branch settles with the tax authorities and the Company settles its tax payable/receivable with the Branch.

The Company's income taxes are calculated based upon statutory rates applied to the Company's earnings as if it were filing separate income tax returns. The Company's allocated share of income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured

using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

ASU 2023-09

ASU 2023-09, *Income Taxes (Topic 740) Improvements to Income Tax Disclosures*: The ASU improves the transparency of income tax disclosures by requiring (1) consistent categories and greater disaggregation of information in the rate reconciliation and (2) income taxes paid disaggregated by jurisdiction. This ASU is effective for annual periods beginning after December 15, 2024 under a prospective approach while early adoption is permitted. The Company will continue to evaluate through date of adoption, October 1, 2025.

Current Expected Credit Loss ("CECL")

The Company accounts for estimated credit losses on financial assets measured at amortized cost basis in accordance with Financial Accounting Standards Board, Accounting Standard Codification ("ASC") 326, which requires management's measurement of the CECL to be based on a broader range of reasonable and supportable information for lifetime credit loss estimates including historical experience, current conditions, and supportable forecasts.

The Company's cash balances and fees receivable from underwriting activities are subject to credit risk. The Company regularly reviews the adequacy of its allowance for credit losses, based on changes in economic conditions, trends in repayment behavior, and other relevant factors. The Company generally considers outstanding amounts greater than 12 months to be uncollectable. The Company does not recognize an allowance for accrued receivables as at September 30, 2025.

Due to absence of loss history, highly rated counterparties, and generally short-term nature of the financial instruments recorded to these asset classes, the Company maintains that the expected risk of loss as a result of non-payment is zero.

3. Segment Reporting

The Company adopted ASU 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures, for the year ended September 30, 2025.

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of services including investment banking and institutional sales. The Company has identified its Chief Executive Officer as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note 7), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay distributions. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies. The Company's segment assets are the same as those reported in the Company's statement of financial condition.

4. Related Party Transactions

The Company had a net payable to affiliates of $634,815 on the statement of financial condition as of September 30, 2025, which is made of a receivable of $376,972 which resulted from a cost-plus contractual agreement with the Branch, a receivable from the Parent Bank, an affiliate, which amounted to $30,262 at

September 30, 2025. This related to the selling and distribution of securities for the Parent Bank, then offset by a payable to the Branch of $1,042,043 under an Expense Sharing Agreement ("the ESA"). The affiliates are comprised of the Branch and the Parent Bank. All receivables from the Parent Bank are settled with the Branch which then settles the receivable with the Company. Accordingly, all receivable and payable balances with these affiliates are reported on a net basis.

Under a service agreement with the Parent Bank and pursuant to SEC Rule 15a-6, the Parent Bank executes, clears and settles all securities transactions on behalf of the Company. Through the agreement, the Company fulfills its requirements under Rule 15a-6(a)(3) to issue required confirmation statements to U.S. investors and maintain appropriate books and records with respect to transactions entered into by the Company under the Agreement.

A failure to receive or failure to deliver is the outcome in a transaction where one of the counterparties in the transaction fails to meet their respective obligations on the settlement date of a transaction. When failure to receive or failure to deliver occurs, one of the parties to the transaction has either not delivered the cash to pay for the transaction or not delivered the underlying assets that are to be delivered under the transaction. As the Company is effecting transactions on behalf of its Parent Bank, failures to receive or failures to deliver are reported on the Company's balance sheet as a receivable or payable from the third party customer with an offsetting payable to or receivable from the Parent Bank. At September 30, 2025, the Company reported fail to deliver receivables from the Parent bank of $94,651,369 and corresponding payables to customer of $94,651,369. Additionally the Company reported a receivable from customers of $4,167,373 and a corresponding fail to receive payable of $4,167,373 due to the Parent Bank. These transactions settled subsequent to balance sheet date.

During the financial year the Company made capital distributions of $1,500,000 in favor of the Parent.

5. Income Taxes

The components that make up the deferred tax assets are as follows:

Deferred Tax Assets

Bonus and other compensation expenses not deductible for tax purposes		281,963
Gross deferred tax assets	$	281,963
Deferred tax liabilites	$	-
Gross deferred tax liabilities	$	-

The Company has not provided a valuation allowance for the deferred tax asset as of September 30, 2025, as management believes that it is more likely than not there will be sufficient taxable income recognized in future years to utilize the existing benefit of the deferred tax asset.

There are no tax years currently under examination at a federal, state, or local jurisdiction. Tax returns for fiscal years ended 2022, 2023 and 2024 can be subject to tax exams for federal, state, and local jurisdictions. The Company has no unrecognized tax benefits at September 30, 2025. In addition, the Company has concluded that it does not have any material uncertain tax positions.

6. Commitments and Contingencies

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties and which provide general indemnifications. The Company's maximum

exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company or that have not yet occurred.

In connection with its underwriting activities, the Company may, from time to time, enter into firm commitments for the purchase of securities in return for a fee. These commitments require the Company to purchase securities at a specified price. Securities underwriting exposes the Company to market and credit risk, primarily in the event that, for any reason, securities purchased by the Company cannot be distributed at anticipated price levels. At September 30, 2025 the Company did not have any open underwriting commitments.

7. Regulatory Requirements

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1, and uses the Alternative Net Capital Method as permitted by the rule equal to the greater of $250,000 or 2% of the aggregate debit balances arising from customer transactions. At September 30, 2025, the Company had net capital of $42,787,371, which was $42,537,371 in excess of its minimum requirement of $250,000.

8. Subsequent Events

Management has evaluated the possibility of subsequent events existing in the Company's financial statements through November 20, 2025, the date the financial statements were available to be issued. Management has determined there are no material events that would require adjustment to or disclosure in the Company's financial statements.